EXPENSE LIMITATION AGREEMENT

April 12, 2019

OFI Carlyle Private Credit Fund

6803 South Tucson Way

Centennial, Colorado 80112-3924

Dear Ladies and Gentlemen:

This agreement (“Agreement”) supersedes that certain prior expense limitation agreement dated August 20, 2018 between OC Private Capital, LLC (“OCP”) and OFI Carlyle Private Credit Fund (“Fund”).

OCP, as investment adviser to the Fund, agrees on a monthly basis to waive its base management fees and/or reimburse the Fund’s initial organizational and offering costs as well as its operating expenses (each such waiver or reimbursement, an “Expense Payment”) to the extent that the Fund’s annualized operating expenses in respect of the relevant month exceed 2.0% of the Fund’s month-end net asset value (the “Expense Limitation”). This Agreement shall commence on the date first set forth above.  This Agreement shall continue in effect for a period of one year. Thereafter, this Agreement may be annually renewed with the written agreement of OCP and the Fund. The Board of the Fund may terminate this Agreement at any time upon notice to OCP, and this Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between OCP and the Fund.

For purposes of this Agreement, the Fund’s annualized operating expenses shall not include 1) expenses directly related to the costs of making investments, including interest and structuring costs for borrowing and line(s) of credit, taxes, brokerage costs, the Fund’s propionate share of expenses related to co-investments, litigation or extraordinary expenses; 2) incentive fees; or 3) any distribution and/or shareholder servicing fees.

In consideration of OCP’s agreement to waive its base management fees and reimburse the Fund’s expenses, the Fund hereby agrees to repay OCP in the amount of any Expense Payment subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable Expense Payment was made by OCP; and (ii) the Adviser Reimbursement does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any Adviser Reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Limitation. The Fund’s obligation to make Adviser Reimbursement payments shall survive the termination of this Agreement.

OCP agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the 1940 Act, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by OCP, this Agreement may be amended by the Fund’s Board of Trustees without the approval of Fund shareholders.

Very truly yours,

OC Private Capital, LLC

By: /s/ Rohit Vohra

Name: Rohit Vohra

Title: Chief Operating Officer

OFI Carlyle Private Credit Fund

By: /s/ Kamal Bhatia

Name: Kamal Bhatia

Title: President and Principal Executive Officer